Exhibit (h)(6)

LICENSE AGREEMENT

This License Agreement (“Agreement”) is entered into as of June 8, 2022 (“Effective Date”) by and between 2nd Vote Indexing, LLC (“Indexing”) and 2nd Vote Advisers, LLC (“2VA”) on behalf of each index-based series of the 2nd Vote Funds (“Index Funds”) and other index-based products (“Index Products”) it sponsors and maintains.

WHEREAS, Indexing has (i) necessary obtained licenses from 2nd Vote, Inc., commonly referred to as 2nd Vote Research (“Research”), concerning its use of Research’s scoring of various issues and (ii) necessary licenses from Economic Index Associates (“EIA”) regarding the use of EIA’s IFED methodology and the proprietary data relating to each license; and

WHEREAS, Indexing had agreed, with the express consent of Research and EIA, to provide a sub-license to 2VA for 2VA’s use in sponsoring various index-based Funds and other Index Products under the same terms and conditions that are applicable to Indexing in its licensing agreement with Research and EIA, including those relating to protection of all proprietary and confidential information, trade names, and trademark rights associated with the licenses Indexing has obtained; and

NOW, THEREFORE, Indexing and 2VA, the parties to this Licensing Agreement (“Parties”) agree as follows:

1.	Definitions.

(a) “Affiliate” means all entities which are controlling, controlled by, or under common control with 2VA, which are registered under the U.S. securities laws or exempt therefrom, and are participants in the securities business.

(b) “Control” As used herein, a person or entity will be deemed to “control” another person or entity if it directly or indirectly owns fifty percent (50%) or more of the voting securities, equity ownership interests, or profit interests of such person or entity. For the purposes of this section, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a party through the ownership of voting securities.

(c) “Fund” is any Fund created, organized, established, or sponsored by 2VA or an 2VA Affiliate, with respect to which 2VA or any 2VA Affiliate exercises investment discretion in its capacity as manager, investment adviser, trustee, or in some comparable capacity, as set forth in Exhibit C, that attempts to replicate substantially the performance of the securities represented by one of the indexes created by Indexing (“Indexes”).

(d) “Indexes” are the indexes set forth on Exhibit A, including the data contained therein, and any future versions of such index that supersede such index because of changes to the current index rules, methodologies and procedures used to determine or otherwise calculate the index. The term “2VA Index” will include any index created by Indexing now or in the future that, though not itself listed on Exhibit A, is at the time of launch substantially similar to an index that is listed on Exhibit A. For purposes of this Agreement, an index will be deemed “substantially similar” to a 2VA Index (i) if eighty percent or more of the component securities of such index are also component securities of a 2VA Index and the index has an r squared of .95 or greater (based on daily changes) to such 2VA Index for the one-year period immediately prior to the date of calculation; or (ii) the securities of such index comprise eighty percent (8%) or more of the component stocks of a 2VA Index and such index has an r squared of .95 or greater (based on daily changes) to such Index for the one-year period immediately prior to the calculation date. “r squared” is a commonly used statistical measure that measures the explained movement between an independent variable and a dependent variable. In this case, r squared measures the relationship between the performance of a 2VA Index and the performance of another index

(e) “SEC” means the United States Securities and Exchange Commission.

(f) “Substitute Index” means any index developed or maintained by Indexing that (i) attempt to track the risk and return characteristics of the general market segment represented by an Index created by Indexing and (ii) it is intended to replace the current Index. Provided, however, that an index will not be deemed a “Substitute Index” if Indexing, in good faith and after consultation with 2VA, reasonably believes that it would be necessary and/or advisable to seek the approval of shareholders of the affected Index Fund to use such index.

2.	License; Quality.

(a) License Grant. Subject to the terms and conditions of this Agreement, Indexing hereby grants to 2VA, on behalf of the Funds and the Index Products, a non-transferable exclusive license during the term of this Agreement:

(1) to use each Index established, maintained, and provided to 2VA, including any proprietary data and information associated therewith in connection with establishing, organizing, structuring, sponsoring, operating, and managing the Funds and Index Products; and

(2) to use Marks of Indexing (if any) that identify in any manner of the name of the Funds, in conjunction with the 2VA’s Marks solely in the manner set forth in Exhibit C; and

(3) to use Indexing’s Marks in connection with the offer, sale, distribution, marketing, and promotion of the Funds for the sole purposes of indicating that the Funds are based on Indexing’s Indexes, and identifying Indexing as the source of the Index; and

(4) to use the Indexes and Marks as may otherwise be required by any applicable law, rules, regulations, or provisions of this Agreement.

(b) Rights Not Granted. No rights to use the Indexes and Marks are granted hereunder other than those specifically described and expressly granted herein. For the avoidance of doubt, the foregoing license grant does not encompass the right to disseminate to third parties any data regarding Indexes other than real-time and end-of-day index values and the index components; the foregoing notwithstanding, 2VA may disclose index data to (1) third party service providers for 2VA’s or the Funds’ regulatory and compliance purposes, (2) otherwise in connection with the operation of the Funds, provided such third party service provider is under an obligation not to further disclose such index data, except as may be required by law, or order of a court or governmental agency, and (3) in connection with 2VA’s promotion and maintenance of the Indexes as well as in connection with the sale by 2VA of Index Products to third parties.

(c) Quality Standards. 2VA acknowledges and agrees that Indexing has the right to control the quality of its products, services and activities sold, rendered or undertaken under or in connection with the its Marks, and that all products, services or activities sold, rendered or undertaken by 2VA under or in connection with Indexing’s Marks pursuant to this Agreement, and all printed and electronic materials using its Marks shall comport with such minimum quality standards and specifications as may be provided by Indexing from time to time.

3.	Sublicenses.

(a) 2VA will have the right to sublicense any or all of the rights herein granted to use the Indexes and the Marks to the Funds to the extent applicable to each such Fund provided, that the Funds will not have the further power to sublicense third parties to use the Indexes and the Marks; 2VA shall have no other right to sublicense without the prior written consent of Indexing, which shall not be unreasonably withheld.

(b) Any sublicense granted hereunder will require that the sublicensee comply with the applicable, material terms and conditions of this Agreement, including such minimum quality standards and specifications as may be provided by Indexing from time to time, and will provide, upon termination thereof, that the sublicensee’s right to use the Indexes and Marks immediately terminate. No sublicensing shall relieve 2VA of any of its obligations hereunder.

4.	Listing of Funds.

(a) Listing. 2VA has the authority to decide the specialists and listing venues for the Funds and will not require any further license from Indexing to effect such listing. Indexing agrees to grant the exchanges designated by 2VA no-fee licenses for the purpose of allowing such exchanges to list and facilitate trading in the Funds.

(b) Cross Listing. 2VA may cross list the Funds into foreign markets without restriction. 2VA will inform Indexing of any cross listings within a reasonable period of time prior to commencement of such cross listing.

(c) Marketing Obligations. 2VA and Indexing shall work together to create a marketing and promotional plan in connection with the Funds. Once the plan is established, the parties will periodically review the initial and ongoing sales and marketing plans for the Funds and discuss possible adjustments to the plan, as necessary.

5.	Exclusivity.

(a) Scope of Exclusivity. 2VA shall have two sets of exclusive rights during the Exclusivity Period (as set forth below): (i) 2VA shall not use any Index as the basis of any Fund (other than a 2VA sponsored Fund) or identify any Fund with the Marks that are associated with the Indexes, nor will Indexing license or authorize any other person or entity to take any such action.

(b) Right of First Refusal. As long as 2VA retains its exclusivity rights (as set forth in Section 5(a)(i)), then for the Exclusive Period, 2VA shall have a right of first refusal to license, for the specific purpose of creating and distributing a 2VA Fund or such other fund as applicable, any new Index that Indexing develops in the field of Indexing’s business (each, a “New Index”).

(c) Term of Exclusivity. The Exclusivity Period shall with respect to 2VA exclusive rights set forth in Section 5(a)(i) commence on the Effective Date and continue throughout the term of this Agreement; provided that, if after thirty-six (36) months of operation of the Fund the average assets under management during any consecutive six-month period falls below $50 million, then Indexing can provide written notice to 2VA of its intent to revoke the exclusive rights granted in Section 5 and 2VA license rights will subsequently become non-exclusive.

6.	Fees and Payments.

(a) License Fee. As full and complete consideration for the license granted hereunder, 2VA will pay to Indexing an annual License Fee (“License Fee”) equal to (i) two percent (2%) of net management fees received from each Fund or Index Product, provided, however, that 2VA shall pay Indexing no less than $5,000 in Licensee Fees each year, beginning with the second year of this Agreement and continuing throughout the term of this Agreement so long as the rights set forth in Section 5(a)(i) remain in effect.

(b) Development Fees. 2VA is not under any obligation to pay Indexing any fees for development of the Indexes.

(c) Payment. 2VA will pay the License Fee with respect to each Fund or Index Product in quarterly installments based on the average daily balance of assets under management (“AUM”) during the prior calendar quarter. License Fee quarterly installments will be due and payable within thirty (30) days after the end of each calendar quarter of the Funds. Each installment payment will be accompanied by a statement setting forth the basis for its calculation.

7.	Audit.

(a) During the term of this Agreement and for a period of one year after its termination, Indexing will have the right, during normal business hours and upon reasonable notice to 2VA, to audit on a confidential basis the relevant books and records of 2VA to the extent reasonably necessary to determine that License Fees have been accurately determined in accordance with this Agreement. The costs of such audit will be borne by Indexing, except that 2VA will bear the reasonable costs of such an audit if the audit discloses that 2VA has underpaid License Fees to Indexing.

(b) If independently audited financial statements for the Funds or Index Products are prepared, 2VA shall provide Indexing with such audited financial statements promptly after receipt thereof by 2VA. To the extent applicable, Indexing may use such audited financial statements to confirm the accuracy of any one or more calculations of License Fees.

8.	Term and Termination.

(a) Term. Unless terminated earlier in accordance with the terms hereof, the term of this Agreement (“Term”) will commence on the Effective Date and will continue until the tenth (10th) anniversary of the Effective Date (“Initial Term”) and thereafter for additional one-year periods (each a “Renewal Term”) until terminated by notice given by either Party at least one hundred eighty (180) days prior to the end of the Initial Term or any Renewal Term.

(b) Breach. If a Party breaches a material term or condition of this Agreement, the other Party is entitled to give notice of its intent to terminate the Agreement based on such breach. Such notice will be effective to terminate this Agreement on the date specified in such notice, provided that such date is at least sixty (60) days after the date of delivery of such notice to the Party in breach. The foregoing notwithstanding, this Agreement will not terminate if the breaching Party corrects such breach prior to the effective date of termination to the reasonable satisfaction of the non-breaching Party. Termination pursuant to this subsection will not impair any other rights or remedies of a Party pursuant to applicable law. Indexing specifically acknowledges that 2VA shall be entitled, in addition to such other legal or equitable remedies which might be available, to seek injunctive relief against the threatened or actual breach of the exclusivity rights granted by Sections 2 and 5 of this Agreement without showing or proving that any actual damages have been sustained by 2VA.

(c) Damage to Reputation. If either Party believes in good faith that material damage or harm is occurring to its reputation or good will by reason of its continued performance hereunder, such Party may give written notice of its intent to terminate the Agreement based on such conduct. Such written notice shall specify in detail the nature of the offending action or inaction so that the other Party can take corrective action. The notice will be effective to terminate this Agreement on the date specified in such notice, provided that such date is at least sixty (60) days after the date of delivery of such notice and the receiving Party has not cured the specified conduct.

(d) Delisting. In the event any Fund is delisted from the Exchange upon which it is traded, Indexing may terminate this Agreement with respect to such Fund upon notice to 2VA.

(e) Litigation – Regulation. Either Party may terminate this Agreement upon ninety (90) days’ prior written notice to the other Party (or such lesser period of time as may be necessary pursuant to law, rule, regulation or court order) if (i) any legislation or regulation is finally adopted or any government interpretation is issued that, in 2VA’s reasonable judgment, materially impairs 2VA’s ability to issue, market or promote the Funds or Index Products or that, in Indexing’s reasonable judgment, materially impairs Indexing’s ability to license and provide the Indexes or Marks under this Agreement; or (ii) a third party obtains a final judgment in any litigation or proceeding which relates, directly or indirectly, to Indexing’s licensing and providing the Indexes or Marks under this Agreement, and Indexing reasonably believes, after good-faith consultation with 2VA, that such judgement would have a material and adverse effect on the Indexes or Marks or on Indexing’s ability to perform under this Agreement. If, as a result of such judgment, Indexing is unable to either (i) to procure for 2VA the right to continue using the Indexes and Marks or (ii) to modify or replace the Indexes or Marks as necessary to make them not subject to such litigation or proceedings, then Indexing may terminate this Agreement with respect to the Index or Mark that is the subject of the litigation or proceeding as set forth above.

(f) Obligations Upon Termination. Except as set forth above or as otherwise permitted by law or regulation, upon termination of this Agreement, 2VA will promptly cease all use of the Indexes and Marks as soon as legally permissible but in no case later than six (6) months after termination without Indexing’s prior written consent.

9.	Certain Indexing Obligations.

(a) Policies. Indexing maintains policies and procedures to prohibit its employees from using confidential, nonpublic “inside information” in connection with the purchase or sale of securities. Such policies and procedures apply to the Funds and Index Products. For avoidance of doubt, 2VA will have no responsibility for ensuring that Indexing employees comply with such policies and procedures and will have no duty to inquire whether any purchasers or sellers of the Funds or Index Products are Indexing employees. Depending on the circumstance of the use of inside information by Indexing employees, Indexing may be liable to 2VA for losses/damages caused by Indexing’s employees’ failure to adhere to such policies and procedures.

(b) Index Changes. Indexing will use reasonable efforts to safeguard the confidentiality of all nonpublic impending changes to the components or method of computation of the Indexes until such changes are publicly disseminated and will require the same of any agent with whom it has contracted for computation of the Indexes. Except with respect to the publicly available methodologies used by 2VA to determine the composition of the Indexes, Indexing will implement reasonable procedures so that only those persons at Indexing directly responsible for changes in the composition or method of computation of the Indexes will be granted access to information respecting impending changes.

The foregoing notwithstanding, Indexing warrants and represents to 2VA, the Funds and Index Products, that the Indexes are established and maintained accordance with transparent and rules-based methodologies developed by Indexing and shared with 2VA.

(c) Posting and Dissemination. Indexing will work with 2VA to disseminate, or provide for the public dissemination of, intra-day values of each Index in accordance with all applicable SEC regulations and rules or requirements on the exchange where any Fund is listed.

10.	Certain 2VA Obligations.

(a) Informational Materials. 2VA will submit to Indexing for its prompt review and approval all informational materials pertaining to and to be used in connection with the Funds, including, where applicable, all prospectuses, statements of additional information, advertisements, brochures and promotional and any other similar informational materials that in any way use or refer to 2VA, the Indexes, or the Marks (“Informational Materials”). “Informational Materials” will not include general references to the Funds in materials that primarily refer to various products sponsored or advised by 2VA other than the Funds or which are otherwise not specifically related to or created for the Funds. Indexing’s approval will be required with respect to the use of and description of any Index or Marks and will not be unreasonably withheld or delayed by Indexing. Indexing’s right of approval will be restricted to the description of Indexing, the Index and Marks and use of the Indexes as contained in the Informational Materials. Specifically, Indexing will notify 2VA, by facsimile transmission or electronic mail in accordance with this Agreement, of its approval or disapproval of any Informational Materials within two (2) business days of receipt of any Informational Materials. Any failure by Indexing to respond within such time will be deemed to constitute approval of such Informational Materials. Once Informational Materials have been approved by Indexing, subsequent Informational Materials which do not alter the use or description of Indexing, the Marks or the Indexes need not be submitted for review and approval by Indexing.

(b) Fund Closure. Without limiting 2VA obligations expressly set forth elsewhere in this Agreement, 2VA will have no obligation hereunder to maintain continued operation of the Funds, nor will 2VA have an obligation to maintain any particular level of assets in the Funds. 2VA in its sole discretion, or the Board of Trustees of each Fund in accordance with the terms and conditions of each Fund’s governing documents, may determine to liquidate, dissolve, or otherwise discontinue any Fund. With respect to any Fund, 2VA will provide Indexing with written notice of such liquidation, dissolution or discontinuance two (2) months prior to the effective date of such liquidation, dissolution or discontinuance and the Agreement will terminate on the effective date of such liquidation, dissolution or discontinuance.

11. Options Contracts and Derivatives. Any licensing, transactional, or other fees obtained in connection with licenses granting the right to list option contracts and other derivative instruments based on the Funds shall be paid by 2VA.

12. Confidentiality.Each party will treat as confidential and will not disclose or transmit to any third-party documents or other written materials that are marked as “Confidential and Proprietary” by the providing party (“Confidential Information”). The terms hereof shall be deemed “Confidential Information” for purposes of this Section 12. The preceding notwithstanding, a Party is expected to divulge certain Confidential Information to the Funds’ service providers and such Party’s affiliates, employees, attorneys, accountants, and other professional advisers, in each case provided the disclose has a reasonable need to know such information and is subject to an obligation to maintain the confidentiality of such information. Each Party agrees to hold the Confidential Information in confidence and not to disclose the Confidential Information for any purpose whatsoever other than as contemplated by this Agreement and to advise each of its employees or permitted disclosees who may be exposed to the Confidential Information of their obligations to keep the Confidential Information confidential. Confidential Information will not include (i) any information that is available to the public or to the receiving party hereunder from sources other than the providing party (provided that such source is not subject to a confidentiality agreement with regard to such information) or (ii) any information that is independently developed by the Receiving Party without use of or reference to information from the Disclosing Party. Notwithstanding the foregoing, either Party may reveal Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (i) approved in writing by the other Party for disclosure or (ii) is required to be disclosed by applicable law, regulation, court order, subpoena, or disclosure is requested by any government agency having regulatory authority over the Disclosing Party, provided, if permitted by law that prior written notice of such required disclosure is given to the other party and provided further that the providing party will reasonably cooperate with the other party, at such other party’s expense, to limit the extent of such disclosure. The provisions of this subsection will survive any termination of this Agreement for a period of five years from disclosure by either party to the other of the last item of such Confidential Information.

13.	Representations and Warranties.

(a) Each Party represents and warrants that (i) it is duly incorporated, or an entity duly organized, under the laws of the jurisdiction where it is incorporated or organized, is validly existing and in good standing under the laws of such jurisdiction, and has and will have at all times during the term hereof all requisite power and authority, corporate or otherwise, to perform its obligations under and enter into this Agreement; (ii) the execution and delivery of this Agreement has been approved by all necessary entity action; and (iii) the Agreement is enforceable against such party in accordance with its terms, except as limited by bankruptcy and other laws of general application relating to insolvency or the protection of creditors’ rights.

(b) Each Party represents and warrants that the execution, delivery, and performance by such Party to this Agreement will not (i) conflict with or result in a breach of or constitute a default under or result in the termination of any contract, agreement, or other instrument to which such Party is a party or by which it is bound or to which any of its assets are subject, or result in the creation of any lien or encumbrance upon any of said Party’s assets, or impair the ability of the Parties hereto to perform their obligations under the Agreement; or (ii) conflict with, violate, or result in a breach of or constitute a default under any judgment, order, decree, law, rule, regulation, or other restriction of any court, government or governmental agency to which such Party is subject.

(c) Indexing warrants that (i) it is the owner or licensor of rights in the exclusive licenses set forth herein; (ii) it has granted to no other persons or entities the right to use the Indexes and/or the Marks in connection with the creation, organization, operation, marketing, promotion, management, sponsoring or licensing of a Fund or Investment Product in a manner inconsistent with the licenses granted herein; and (v) to the knowledge of Indexing, neither its performance of its obligations under this Agreement nor the exercise of any rights licensed hereunder will violate or infringe any U.S. patent, trademark, copyright, license, or other proprietary right of any person not a party to this Agreement.

(d) 2VA represents and warrants to Indexing that its performance and exercise of its rights under this Agreement (including its use of the Indexes and Marks) will not violate any applicable law, including, but not limited to, banking, commodities, or securities laws, or, to 2VA knowledge, any intellectual property laws or proprietary or commercial rights of any person not a party to this Agreement. 2VA represents and warrants to Indexing that the prospectus, the statement of additional information, the registration statement for the Funds and any other written materials prepared by 2VA or the Funds for distribution to investors and in connection with the offer or sale of Funds Shares (“Offering Documents”) will not, to 2VA’s knowledge, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent any such untrue statement or omission was made in reliance on, and in conformity with, information furnished by Indexing in writing to 2VA expressly for use therein.

14.	Disclaimers.

(a) 2VA agrees expressly to be bound by (except to the extent they conflict with 2VA’s representations and warranties in this Agreement) and furthermore to include all of the following disclaimers and limitations, in substantially the form presented herein, in each prospectus relating to the Funds and upon request to furnish a copy thereof to Indexing. The requirements of this section will be in addition to the requirements in other sections of this Agreement:

The Fund is not sponsored, offered or sold by Indexing. Indexing makes no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Fund to track to total market performance of the Index or the ability of the Index to track the appropriate equity market performance. Indexing is the licensor of certain trademarks and trade names to 2VA. The Index is determined and composed by Indexing or its agents without regard to 2VA, the Fund or the Index Products. Indexing is not responsible for and has not participated in the determination of the prices and quantities of shares of the Fund to be issued, or the timing of the issuance or sale of the Fund or in the determination or calculation of the redemption price per share. Indexing has no obligation or liability in connection with the administration, marketing, or trading of the Fund.

Indexing does not guarantee the quality, accuracy and/or the completeness of the Index or any data included therein. Indexing hereby expressly disclaims and shall have no liability for any errors, omissions, or interruptions therein. Indexing makes no warranty, express or implied, as to the results to be obtained by 2VA, the Fund, the shareholders, or any other person or entity from use of the Index or any data included therein. Indexing makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall Indexing have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

(b) 2VA agrees expressly to be bound by and furthermore to include the following disclaimer in any Informational Materials (other than prospectuses and registration statements) relating to each Fund or Index Product upon request to furnish a copy thereof to Indexing.

The Fund (or Index Product as applicable) is not sponsored, offered or sold by Indexing and Indexing makes no representation regarding the advisability of investing in the Fund (or Index Product as applicable).

(c) Any material changes to the disclaimers and limitations described in this Agreement must be approved in advance in writing by an authorized officer of 2VA.

15.	Indemnification.

(a) 2VA will indemnify and hold harmless Indexing, Indexing affiliates, Indexing ‘s third service providers for the Indexing Indexes, and their respective officers, directors, employees and agents (“Indexing Indemnified Parties”) against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding brought by a third party (a “Claim”) that arises out of or relates to: (i) the creation, redemption, organization, marketing, promotion, advertising, selling, sponsorship, management or operation of the Funds, (ii) any third party claim alleging that the one or more of the Marks, or the creation, redemption, organization, marketing, promotion, advertising, selling, sponsorship, management or operation of the Funds, violates or infringes any U.S. patent, trademark, copyright, license, or other proprietary right of any third party (iii) any breach by 2VA of its covenants, representations and warranties under this Agreement, or (iii) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of Funds, or (iv) any untrue statement or alleged untrue statement of a material fact in an Offering Document (including any amendments or supplements thereto), or the omission or alleged omission to state therein a material fact necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent any such untrue statement or omission was made in reliance on, and in conformity with, written information furnished by Indexing to 2VA expressly for use therein; provided, however, that such obligation to indemnify will be conditioned upon (i) the Indexing Indemnified Parties notifying 2VA promptly of any such Claim; (ii) Indexing granting 2VA control of defense and/or settlement of such Claim; and (iii) Indexing cooperating with 2VA in the defense thereof. The foregoing notwithstanding, 2VA will not be obligated to indemnify the Indexing Indemnified Parties with respect to Claims to the extent such Claims arise out of or result from (i) a breach by Indexing of its covenants, representations or warranties hereunder; (ii) Indexing ‘s gross negligence, bad faith or willful misconduct; (iii) any third party claim alleging that the Indexes or one or more of the Indexing Marks licensed hereunder violate or infringe any U.S. patent, trademark, copyright, license, or other proprietary right of any third party. The Indexing Indemnified Parties will have the right, at their own expense, to participate in the defense of any claim, action or proceeding against them which is indemnified hereunder; provided, however, they will have no right to control the defense, consent to judgment, or agree to settle any such claim or proceeding, without the written consent of 2VA, without waiving the indemnity hereunder. 2VA, in the defense of any Claim, except with the written consent of the Indexing Indemnified Parties, will not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to the Indexing Indemnified Parties of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of the Indexing Indemnified Parties.

(b) Indexing will indemnify and hold harmless 2VA, 2VA Affiliates (including the Funds), and their officers, directors, employees, legal representatives, and agents (“2VA Indemnified Parties”) against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any Claim that arises out of or results from (i) any breach by Indexing of its covenants, representations, or warranties under this Agreement, (ii) the gross negligence, bad faith or willful misconduct of Indexing , or (iii) any third party claim alleging that the Indexes or one or more of the Indexing Marks licensed hereunder violate or infringe any U.S. patent, trademark, copyright, license, or other proprietary right of any third party; provided, however, that such obligation to indemnify will be conditioned upon (i) the 2VA Indemnified Parties notifying Indexing promptly of any such claim, action or proceeding; (ii) the 2VA Indemnified Parties granting Indexing control of its defense and/or settlement; and (iii) the 2VA Indemnified Parties cooperating with Indexing in the defense thereof. The foregoing notwithstanding, Indexing will not be obligated to indemnify the 2VA Indemnified Parties with respect to Claims to the extent such Claims arise out of or result from (i) breach by 2VA of its covenants, representations, or warranties hereunder; (ii) 2VA’s gross negligence or willful misconduct or (iii) any third party claim alleging that the creation, redemption, organization, marketing, promotion, advertising, selling, sponsorship, management or operation of any Fund violates or infringes any patent, trademark, copyright, license, or other proprietary right of any third party (except for claims alleging that the Indexes or one or more of the Indexing Marks licensed hereunder, or the use of the Indexes or Marks, violate or infringe any U.S. patent, trademark, copyright, license, or other proprietary right of any third party). The 2VA Indemnified Parties will have the right, at their own expense, to participate in the defense of any claim, action or proceeding against which they are indemnified hereunder; provided, however, they will have no right to control the defense, consent to judgment, or agree to settle any such claim, action or proceeding, without the written consent of Indexing, without waiving the indemnity hereunder. Indexing, in the defense of any Claim, except with the written consent of the 2VA Indemnified Parties, will not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to the 2VA Indemnified Parties of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of the 2VA Indemnified Parties.

16. Suspension of Performance. Neither Indexing nor 2VA will bear responsibility or liability for any losses arising out of any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act of governmental authority, act of the public enemy or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty, including without limitation, any strike, or other work stoppage or slow down, severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected (“Force Majeure Event”). For the avoidance of doubt, a Force Majeure Event that prevents or hinders Indexing’s third-party index calculator from calculating and maintaining one or more Indexes shall be deemed a Force Majeure Event with respect to Indexing.

17.	Other Matters.

(a) This Agreement is solely and exclusively between the parties hereto and will not be assigned or transferred by either party without the prior written consent of the other party, such consent not to be unreasonably withheld, except that either party may assign this Agreement to any Affiliate or to any entity which succeeds to all or substantially all of its assets or business.

(b) This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements, or understandings except as provided herein.

(c) No waiver, modification, or amendment of any of the terms and conditions hereof will be valid or binding unless set forth in a written instrument signed by duly authorized officers of both parties. The delay or failure by any party to insist, in any one or more instances, upon strict performance of any of the terms or conditions of this Agreement or to exercise any right or privilege herein conferred will not be construed as a waiver of any such term, condition, right, or privilege, but the same will continue in full force and effect.

(d) No breach, default, or threatened breach of this Agreement by either party will relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement.

(e) Except as set forth in section 10 (a) hereof with respect to Informational Materials, all notices and other communications under this Agreement will be (i) in writing, (ii) delivered by hand, by Express or certified mail, return receipt requested, or by facsimile transmission to the address or facsimile number set forth below or such address or facsimile number as either party will specify by a written notice to the other and (iii) deemed given upon receipt.

Notice to 2VA:	2nd Vote Advisers, LLC

Attn: Jane A Kanter
Email: jane.kanter@2mdvotefunds.com

Notice to Indexing:

Attn: Al Neubert
Email:
With a copy to:

(f) This Agreement will be interpreted construed and enforced in accordance with the laws of the State of Delaware, without reference to or inclusion of the principles of choice of law or conflicts of law of that jurisdiction. It is the intent of the parties that the substantive law of the State of Delaware governs this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles. Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the United States District Court for Delaware or in the state courts of the State of Delaware, and by execution of this Agreement each Party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum. Each Party hereto hereby waives any right it may have in the future to a jury trial in connection with any legal action, proceeding controversy or claim between the parties arising out of or relating to this Agreement.

(g) The Parties hereto are independent contractors. Nothing herein will be construed to place the parties in the relationship of partners or joint venturers, and neither party will acquire any power, other than as specifically and expressly provided in this Agreement, to bind the other in any manner whatsoever with respect to third parties.

(h) As indicated herein, various sections of this Agreement will survive termination of the Agreement.

WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

2nd Vote Indexing	2nd Vote Advisers, LLC.

By:	By:
Name:	Name:
Title:	Title:

EXHIBIT A

2VA Indexes

2VA American Freedoms Index

2VA Shareholders First Index

EXHIBIT B

MARKS

[LIST RELEVANT TRADEMARKS]

EXHIBIT C

2VA Index Funds

2VA American Freedoms ETF

2VA Shareholders First ETF